EXHIBIT 5.1
Richard G. Schmalzl, Esq.
Direct Dial: (513) 629-2828
E-Mail: rschmalzl@graydon.com
March 20, 2008
Regent Communications, Inc.
2000 Fifth Third Center
511 Walnut Street
Cincinnati, Ohio 45202
Re:	Registration of 3,246,356 Shares of Common Stock of Regent Communications, Inc. Pursuant to Registration Statement on Form S-3 Filed with the Securities and Exchange Commission on March 20, 2008
Gentlemen:
     We have acted as counsel to Regent Communications, Inc. (the “Company”), a Delaware corporation, in connection with the registration of 3,246,356 shares of its common stock issued to the selling stockholders named in the above referenced Registration Statement.
     As counsel for the Company, we have made such legal and factual examinations and inquiries as we deemed advisable for the purpose of rendering this opinion. In addition, we have examined such documents and materials, including the Company’s Certificate of Incorporation, Bylaws and other corporate records of the Company, as we have deemed necessary for the purpose of this opinion.
     On the basis of the foregoing, we are of the opinion that the 3,246,356 shares of common stock issued to the selling stockholders by the Company are validly authorized and legally issued, fully paid and non-assessable shares of common stock of the Company.
     We hereby consent to the filing of this opinion as part of the above-referenced Registration Statement and amendments thereto.

Very truly yours, GRAYDON HEAD & RITCHEY LLP
By:	/s/ RICHARD G. SCHMALZL
Richard G. Schmalzl, Partner